Exhibit 99.1

                                   REDIFF.COM

    Rediff.Com Reports Results For The Third Quarter Ended December 31, 2005

Mumbai, India, February 2, 2006

Rediff.com India Limited (NASDAQ: REDF), one of the leading worldwide online providers of news, information, communication, entertainment and shopping services, today announced its financial results for the third fiscal quarter ended December 31, 2005.

Highlights (all comparisons are with the same quarter of the previous year)

     o Revenues for the quarter ended December 31, 2005 were US$5.02 million; an increase of 48% year on year.

     o India Online revenues for the quarter grew by 82% year on year to US$3.16 million.

     o US Publishing revenues for the quarter grew by 12% year on year to US$1.86 million.

     o   Gross Margins increased to 75% for the quarter, up from 62%.

     o Operating EBITDA was US$960,000 for the quarter, as compared to a loss of US$140,000.

     o Net profit for the quarter was US$323,000, or 1.23 cents per ADS, compared to a net loss of US$302,000, or 1.18 cents per ADS.

     o Registered users grew to 41.2 million as of December 31, 2005, an 18% increase over the number of registered users as of December 31, 2004.

     o In November 2005, Rediff completed a follow-on offering of its American Depositary Shares ("ADSs") priced at US$15.86 per ADS, for gross proceeds of US$48 million. The proceeds are expected to be used to fund future growth, primarily through, acquisition of content, products, and technologies.


Product Innovation

Rediff expanded its range of local search services with the launch of a number of new offerings:

         o Job Search - enabling users to choose from over 400,000 jobs across 90 sites.

         o Product Search - a search tool which compares consumer product prices and features across 600 products. Users can also find information on dealers close to their location.

         o These products are in addition to Rediff's suite of local search products such as Fare Search, which allows search and comparison of domestic air fares across Indian carriers, Connexions - a platform for locating the people for business or social opportunities, Ringtone Search and Deals Search.

         o Rediff's search tools are accessible through PCs and will progressively be accessible through mobile phones

     o Newshound, Rediff's editorial content search tool, now searches almost 1,000 news sources for India-related content and updates news every 5 minutes.

     o As India's Internet user base grows, Indian language based access to the Internet is expected to grow as well. To cater to this segment Rediff has made available its popular email service Rediffmail, in 11 different Indian languages.

     o Rediff's new Auction service currently has approximately 50,000 listings across 150 product categories. Rediff also recently launched a Dutch auction feature for its auction service.

     o The Company enhanced its Pay4Clicks performance based advertising platform with the introduction of a Classifieds option and by improving the content-sensing technology that enables advertisements to match content.

     o Web 2.0 based implementation is now catching the interest of advanced internet users globally. Rediff's initiative in this is through Rediff I-land (an advanced blogging platform), which can be seen at http://cricket.rediffiland.com/iland/sightscreen.html.

"We believe that as the Indian Internet market grows, we have to focus on anticipating and meeting users' changing needs. We will continue to focus on product innovation based on our users' requirements, using world class technology, as part of our core strategy," says Ajit Balakrishnan, Chairman and CEO, Rediff.com India Limited. "We believe that a key differentiator for serving the growing needs of users is through localization and relevance of products and services and that our current range of products, such as our Vertical Search tools, VOIP Instant Messenger service, social networking service, advanced blogging platform, email alerts over SMS and Pay4Clicks Classifieds, will allow us to attract consumers from both India and abroad".


Financial Results

Revenues

Revenues for the quarter ended December 31, 2005 increased by 48% to US$5.02 million, as compared to US$3.4 million in the same quarter last fiscal year.

Revenues from India Online, which comprised online advertising and fee-based services, increased by 82% to US$3.16 million during the quarter ended December 31, 2005 compared to US$1.73 million during the same quarter last fiscal year.

Revenues from US Publishing for the quarter ended December 31, 2005 increased by 12% to US$1.86 million from US$1.67 million during the quarter ended December 31, 2004. This increase is principally due to progress with our new online offering, Rediff India Abroad, and to a lesser extent, a seasonal upswing in India Abroad print revenues.

Gross Margin

Gross Margin for the quarter ended December 31, 2005 increased to US$3.77 million, or 75%, compared to US$2.12 million, or 62%, during the same quarter last fiscal year.

Operating Expenses

Operating expenses increased by 24% to US$2.80 million for the quarter ended December 31, 2005, compared to US$2.26 million for the same quarter last fiscal year, primarily due to higher compensation expenses and product development costs.

Operating EBITDA

Operating EBITDA increased to US$ 960,000 for the quarter ended December 31, 2005 as compared to an Operating EBITDA loss of US$ 140,000 for the corresponding quarter last fiscal year.

Depreciation / Amortization, Interest Income and Foreign Exchange

Depreciation / Amortization expenses increased to US$0.35 million for the quarter ended December 31, 2005 compared to US$0.18 million for the same quarter last fiscal year.

The net proceeds from Rediff's follow-on ADS offering which are held in a US Dollar denominated bank account, had a two-way effect: it contributed to an increase in our interest income to US$380,000 during the fiscal quarter ended December 31, 2005, compared to US$110,000 during the same quarter last fiscal year. However there was a foreign exchange loss of $ 673,000 on conversion to the functional currency (i.e. the Indian Rupees) for financial reporting purposes, due to the strengthening of the Indian Rupee against the US Dollar.

Net Income

Net Income for the quarter ended December 31, 2005 was US$323,000 or 1.23 cents per ADS, compared to a net loss of US$302,000, or 1.18 cents per ADS, for the same quarter last fiscal year.

Total cash and cash equivalents and short term deposits with banks was approximately US$53 million as of December 31, 2005.


About Rediff.com

Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services.

Rediff.com provides a platform for Indians worldwide to connect with one another online. Rediff.com is committed to offering a personalized and a secure surfing and shopping environment.

Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi and New York, USA.


Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements." These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to a slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, a slowdown in the internet and IT sectors world-wide, competition, the success or failure of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy, managing risks associated with customer products, the wide spread acceptance of the internet as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward -looking statements, including statements contained in Rediff.com India Limited's filings with the Securities and Exchange Commission and its reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on its behalf.

                            STATEMENT OF OPERATIONS
                        Quarter Ended December 31, 2005

                         All figures are in US$ million
--------------------------------------------------------------------------------
                                            Quarter ended December 31
                                              2005              2004
                                          (Unaudited)        (Unaudited)
--------------------------------------------------------------------------------

Revenues
India Online                                3.16                1.73
US Publishing                               1.86                1.67
Total Revenues                              5.02                3.40

Cost Of Revenues                           (1.26)              (1.28)

Gross Margin                                3.77                2.12
Gross Margin %                               75%                 62%

Operating Expenses                         (2.80)              (2.26)

Operating EBITDA                            0.96               (0.14)

Depreciation / Amortization                (0.35)              (0.18)
Interest Income                             0.38                0.11
Foreign Exchange                           (0.66)              (0.05)

Profit/ (Loss) from continuing
operations before income taxes              0.33               (0.26)

Tax                                        (0.01)              (0.03)
Profit/(Loss) from continuing operations    0.32               (0.29)

Loss from discontinued operations              -               (0.01)

Net Income/ (Loss)                          0.32               (0.30)

Net Income/ ( Loss) per ADS (in cents)      1.23               (1.18)

Net Income/ (Loss) per ADS (in cents)
diluted                                     1.19                   -

Weighted average ADS Outstanding
(in millions)                              26.33               25.68

--------------------------------------------------------------------------------

Notes

     o   Each ADS represents one half of an equity share.

     o The above numbers are subject to audit and while no significant changes are anticipated, the audited numbers could vary from the above.

     o Discontinued Operations: Loss from discontinued operations for the quarter ended December 31, 2004 was on account of the sale of the ValuCom Phone Card business.

     o In our India Online business segment, we report revenues from certain fee-based services on a gross basis. In our earnings release dated February 15, 2005 including the results for the quarter ended December 31, 2004 such revenues were presented net of certain costs incurred by us. We had reported India Online revenues of US$1.59 million, total revenues of US$3.26 million, cost of revenues of US$1.15 million and a gross margin of US$2.10 million, or 65%.

     o Certain figures of the corresponding quarter in the previous year have been re-arranged or re-classified to correspond to the current quarter.

Non-GAAP Measures Note

Operating EBITDA and non-GAAP Operating Expenses are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles ("GAAP").

Operating EBITDA represents income (loss) from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the Company's performance to historic results and our peer group. The reconciliation between operating EBITDA and net loss, the GAAP measure, is as follows:


RECONCILIATION FROM OPERATING EBITDA TO NET PROFIT/ (LOSS)

                                               (All figures are in US$ million)
--------------------------------------------------------------------------------
                                                  Quarter ended December 31
--------------------------------------------------------------------------------
                                                    2005             2004
--------------------------------------------------------------------------------
                                                 (Unaudited)      (Unaudited)
--------------------------------------------------------------------------------
Operating EBITDA (Non GAAP)                          0.96            (0.14)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Depreciation / Amortization                         (0.35)           (0.18)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Interest Income                                      0.38             0.11
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Foreign Exchange Gain/ (Loss)                       (0.66)           (0.05)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Profit / (Loss) from continuing operations           0.33            (0.26)
before income taxes
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Tax                                                 (0.01)           (0.03)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Profit/ (Loss) from continuing operations            0.32            (0.29)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Loss from discontinued operations                       -            (0.01)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Net Income/ (Loss) (USGAAP)                          0.32            (0.30)
--------------------------------------------------------------------------------

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses net of depreciation and amortization. We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:


            RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES
                       (QUARTER ENDED December 31, 2005)

                                                All figures are in US$ million
--------------------------------------------------------------------------------
                                                    Quarter Ended
                                      December 2005              December 2004
                                       (Unaudited)                 (Unaudited)
Operating Expenses (GAAP)                  3.15                        2.44

Depreciation/Amortization                 (0.35)                      (0.18)

Operating Expenses (Non-GAAP)              2.80                        2.26

--------------------------------------------------------------------------------


For further details contact:
Ajay Menon
Investor Relations and Public Affairs Contact
Rediff.com India Limited
Email: investor@rediff.co.in
Tel.: +91-22-2444-9144 Extn.: 362.